

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 12, 2008

Mr. Patrick T. Mulva
Vice President and Controller
Exxon Mobil Corporation
5959 Las Colinas Blvd
Irving, TX 75039

> **Re:** **Exxon Mobil Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 28, 2008**
> **File No. 1-02256**
> **Response Letter Dated May 8, 2008**

Dear Mr. Mulva:

We have reviewed your response and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Oil and Gas Reserves, page 44

1.   We note your response to our prior comment number six. As you indicate in your filing that enhanced recovery methods are important considerations in making your investment decisions, please continue to disclose these considerations to facilitate investor's understanding of how you manage your business. If you believe this disclosure is more appropriate elsewhere in the document, please identify where you plan to include it. In addition, please expand your disclosure

to clarify that enhanced recovery methods include the injection of fluids, chemicals or gases into the reservoir to affect secondary or tertiary recovery.

2. Please tell us how you account for the cost of the injected materials used in your enhanced recovery methods through all phases of a project's life. Provide us with a summary of your accounting conventions by type of injected material such as CO_2, nitrogen, water, etc. Clarify the stage of a project's lifecycle that your accounting for injected materials may change.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Kevin Stertzel at (202) 551-3723 or Mark Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director